

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Via E-mail
Ms. Liu Xin
Heavenstone Corp.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

> **Re: Heavenstone Corp.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2014**
> **File No. 333-201314**

Dear Ms. Xin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with nominal assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. We further note that management appears to have no experience within the real estate development and home construction industries. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Calculation of Registration Fee table

3. Please revise to disclose the provision of Rule 457 of the Securities Act relied upon for the calculation of the registration fee in the footnotes to your registration fee table.

Summary Information, page 2

4. We note the reference to your website URL here and on pages 27 and 34, and to that of your transfer agent on page 34. Please revise to clarify whether you intend to incorporate these websites and their contents into your prospectus. If this is not your intention, please state that the information that can be assessed through these websites is not a part of the prospectus.

Summary Information, page 2
Our Company, page 2

5. Please revise this section to disclose your accumulated deficit, that you have no revenues, that you are a development stage company and that you have not begun operations. Please also disclose here that in order to begin your full scale operation, you will require approximately $20,000,000 in additional capital.

Risk Factors, page 5

Risks Related to Our Business, page 12

6. Please add a risk factor to disclose, if true, that Ms. Xin and Mr. Xi have no experience managing a publicly owned company.

Our officers lack experience in the real estate development and home construction industries, page 13

7. Please reconcile disclosure here and on page 28 that none of your officers possess experience within the real estate development industry, with disclosure on page 38 that Ms. Xin has over 20 years of real estate development experience.

Transactions Involving the Common Stock Being Offered Hereunder, page 20; Legality Opinion, Exhibit 5.1

8. Disclosure on page 20 indicates that the company has not received full payment for all of the shares that are being offered by selling shareholders. Please tell us supplementally the basis for counsel's opinion that the shares are fully-paid and non-assessable.

Business, page 27
General, page 27

9. Please disclose in this section your accumulated deficit and that you have not yet begun operations. Please also disclose here that you will need an additional $20,000,000 to fully implement your business plan.

Current Activities, page 28

10. We note disclosure here that you have not completed the negotiation of the purchase of property. We also note disclosure in the "Heavenstone Homes" section on page 29 that you have not yet secured a contract, however under "Properties" you state that the acquisition is imminent. Please revise your registration statement to consistently describe the status of your negotiations and contract to purchase the 48.5 acre parcel property with the owner(s) of such property.

Properties, page 29

11. We note disclosure that you received approval of a tentative plat map. Please disclose from whom you received such approval and elaborate on the nature of this approval. We also note that you intend to apply for re-zoning of the 48.5 acre property to V/L. Please disclose the current zoning of such property, and explain what you mean by "V/L". Also, we note disclosure on page 28 in the "Current Activities" section that you intend to develop properties in increments of 50 homes. However, you disclose here that you intend to plan for ten lots. Please explain the discrepancy between your long term development goal of general increments of 50 homes and your current goal of ten lots.

Heavenstone Homes, page 29

12. Elsewhere in the prospectus, you refer to your homes as "vineyard estate homes," and that you will offer vineyard management and wine making services to home purchasers. Please clarify what you mean when you refer to "vineyard estate homes" in connection with your discussion of the homes and your acquisition of property that you intend to develop, including whether you intend to develop vineyards on the property as well as homes.

Key Alliances, page 30

13. We note disclosure that you will "formalize" your alliances with a large construction company, a significant supplier of building supplies and an immigration firm. Please revise to disclose whether you have begun discussions with any large construction companies, suppliers of building supplies and immigration law firms to form business alliances with them.

Land Acquisition and Development, page 30

14. We note disclosure that you intend to acquire land only after completing due diligence and feasibility studies. Please revise to disclose whether you plan to conduct any due diligence and feasibility studies for the 48.5 acres you intend to purchase and develop in Temecula, California. We also note disclosure of a $25,000 escrow deposit on land and $15,000 in land inspection in "Note 5. Deposits and Other Assets" on page F-9. Please clarify what the escrow deposit on land and land inspection covers.

Management's Discussion and Analysis . . . , page 34

15. Please provide a significantly enhanced discussion of your plan of operation going forward. You should include the specific steps you intend to take to become operational, and the timeframe and cost associated with each step. For example, discuss the status and timing of establishing or contracting with the construction company, design company, building supply company and immigration law firm that you refer to on page 30. Please also significantly clarify the status of your acquisition of the 48.5 acre parcel you refer to elsewhere in the prospectus, including whether you have a contract for its acquisition and if so, the amount and source of funds necessary to complete the acquisition. Please also discuss whether you must complete a feasibility study or other due diligence on this parcel and the timing and cost associated therewith. Lastly, please explain your basis for your belief that you will need to obtain $20,000,000 in order to begin full-scale operations.

Liquidity, page 36

16. We note disclosure that you are "currently pursuing" up to $20,000,000 in additional funding in the form of loans and/or private sales of your securities. Please describe generally how you are currently pursuing such additional funding. If you have not yet taken any steps to pursue such funding please state that fact here.

Directors, Executive Officers, Promoters and Control Persons, page 38
Directors and Executive Officers, page 38

17. For each of your directors, Ms. Xin and Mr. Xi, separately discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that they should serve as a director for the company in light of the company´s business and structure. See Item 401(e)(1) of Regulation S-K. Please also disclose Ms. Xin's position at Joshua Lending Inc. Please state here that Ms. Xin, Mr. Sluss and Mr. Xi will devote 30%, 10% and 10% respectively of their time to the company´s business, as is disclosed on page 13. It appears that each of your officers and directors are working at other companies while conducting business for your company. Please clearly state here whether or not each of your officers and directors are also engaged with or is employed by other companies.

Item 13. Other Expenses of Issuance and Distribution, page 56

18. We note disclosure on page four that the expenses of registering the shares are estimated to be $40,000. We also note disclosure in the "Results of Operations" section that cash expenses of $37,500 related primarily to legal and professional costs associated with this offering. We also note disclosure here that the estimated expenses in connection with the issuance and distribution of the securities being registered is $26,961.35. Please revise the registration statement to make your disclosures consistent.

Directors, Executive Officers, Promoters and Control Persons, page 38

19. We note that Mr. Xi is listed as your Vice President in the "Home", "About Us" section of your website, however your registration statement states only that Mr. Xi is your director. Please revise your registration statement to include information on Mr. Xi as your Vice President in accordance with Items 401 and 402 of Regulation S-K or explain to us why the disclosure in the registration statement is not consistent with the disclosure on your website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner, Staff Accountant at (202) 551-3744 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
        Eric Newlan, Esq.